SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 2)(1)

                          NACT Telecommunications, Inc.
                          -----------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    62872G109
                                    ---------
                                 (Cusip Number)

                                 Daniel R. Tisch
                            c/o Mentor Partners, L.P.
                                 500 Park Avenue
                            New York, New York 10022
                                 (212) 935-7640
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 2, 1998
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).


                               Page 1 of 7 Pages

Cusip No. 62872G109                    13D                     Page 2 of 7 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mentor Partners, L.P.  Employer I.D.# 06-126-0469
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  |_|
                                                                       (b)  |X|

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                            |_|

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               649,300
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        649,300
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    649,300
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 7 Pages

            This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 23, 1998, as amended on March 2, 1998 (the "Schedule 13D") by Mentor Partners, L.P., a Delaware limited partnership (the "Partnership"), relating to the Common Stock, par value $0.01 per share (the "Shares"), of NACT Telecommunications, Inc., a Delaware corporation (the "Company"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

            The information set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information to the respective paragraphs thereof:

            The $9,800,301.20 used to purchase Shares of the Company for the Partnership came from the Partnership's working capital, which may at any given time include funds borrowed in the ordinary course of its business activities from margin accounts. All Shares of the Company acquired by the Partnership were purchased in the ordinary course of business.

            The $883,127.34 used to purchase Shares of the Company for Offshore was furnished from Offshore's investment capital, which at any given time include funds borrowed in the ordinary course of its business activities from margin accounts. All of the Shares of the Company acquired for Offshore were purchased in the ordinary course of business.


                               Page 3 of 7 Pages

Item 5. Interest in Securities of the Issuer.

            The information set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information to the respective paragraphs thereof:

            (a) As of the date hereof, the Partnership owns beneficially an aggregate of 596,000 Shares of the Company (or approximately 7.3% of the Company's Common Stock outstanding on June 30, 1998) and the Partnership may be deemed to own beneficially an aggregate of an additional 53,300 Shares of the Company (or 0.7% of the Company's Common Stock outstanding on June 30, 1998) owned by Offshore, in each case based on the number of 8,133,830 Shares of Company Common Stock then outstanding as set forth in the Company's most recent filing with the Securities and Exchange Commission.

            (c) Except as set forth in Exhibit A, which is hereby incorporated herein by reference, no transactions in the Shares have been effected during the past sixty days by the Partnership or, to its best knowledge, any of the Control Persons or Offshore.


                               Page 4 of 7 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                October 2, 1998
                                          -----------------------------
                                                    (Date)


                                          /s/  Daniel R. Tisch
                                          -----------------------------
                                               (Signature)


                                          Daniel R. Tisch
                                          Authorized Signatory
                                          MENTOR PARTNERS, L.P.
                                          -----------------------------
                                               (Name/Title)


                               Page 5 of 7 Pages

                                  EXHIBIT INDEX

Exhibit A -- Acquisitions of Shares by the Partnership During the Past Sixty
             Days.


                               Page 6 of 7 Pages

                                    EXHIBIT A

                    Acquisitions of Shares by the Partnership
                           During the Past Sixty Days

                   Date of             Number                          Price Per
  Entity         Transaction          of Shares     Aggregate Price      Share
  ------         -----------          ---------     ---------------      -----
Partnership  September 18, 1998          3,200         48,096.00        15.030
             September 18, 1998          4,000         60,120.00        15.030
                October 1, 1998          2,000         28,560.00        14.280
                October 2, 1998         12,100        155,163.14        12.823

==============================================================================

      All Shares acquired by the Partnership were purchased in transactions on the over-the-counter market.


                               Page 7 of 7 Pages